

Mike Jacobson · 3rd

Video Producer at Scura, Wigfield, Heyer, Stevens & Cammarota, LLP

Somerset, New Jersey, United States · **Contact info**

143 connections

 Scura, Wigfield, Heyer, Stevens & Cammarota, LLP

 Montclair State University

Experience



Video Producer
Scura, Wigfield, Heyer, Stevens & Cammarota, LLP · Full-time
Jul 2020 – Present · 1 yr 7 mos

-Pilot creation of all video and film content for bankruptcy, personal injury, and civil litigation marketing.

-Spearhead overall video editing and post production stages of daily new content for law firm website, including Adobe Suite and Final Cut Pro X.

-Engineering creative ideas amongst marketing staff for future productions.

...see more



Owner
Last Straw Films · Freelance
Jan 2016 – Present · 6 yrs 1 mo
Somerset, New Jersey, United States

-Lead editor for independent film production company; create original content including commercials, crowd funding, short films, promotional ads, training videos, and music videos.

-Edited innovative ad for Reading Cinemas, currently playing before every theatrica ...see more



Video Editor
Stainfil Studios · Full-time
Sep 2019 – Mar 2020 · 7 mos
Maplewood, New Jersey, United States

-Pilot creation of all video and film content for wedding projects with a keen ability to execute and elevate the clients' vision.

-Spearhead overall wedding video editing; leveraging advanced technical skills, inc ...see more



Media Specialist
Chimney Rock Inn · Freelance
May 2013 – Mar 2020 · 6 yrs 11 mos
Bound Brook New Jersey

-Orchestrate and execute all content creation for training and promotional videos involving editing and shooting media.

-Concepted complete hostess training video, guiding the process from filming thro ...see more



Video Editor/Videographer
WICZ Fox 40 · Full-time
Jul 2007 – Jul 2009 · 2 yrs 1 mo
Vestal New York

-Conceived of, shot, and edited news packages for live broadcast.

-Upgraded and streamlined management of all web video content, fully responsible for the website administration.
-Demonstrated consistent high attention to detail, flexibility, and ability to meet tigl ...see more

Education



Montclair State University
Bachelor's degree, filmmaking
2010 – 2013

Screenwriting, editing, directing, and producing short films, music videos, PSA's, and documentaries.

Licenses & certifications



cicerone
Cicerone Certification Program